ALLIED GOLD LIMITED
ACN 104855067

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

December 9, 2009

Media Release

Allied Gold Successfully Raises A$150M to Fund Development of Simberi Oxide Expansion and Gold Ridge Project to Underpin Production in excess of 200,000oz by FY 2012

Key Points:

- **C$145M (AUD$150M) raised at C$0.335 (AUD$0.35) per share.**
- **Over-allotment option, exercisable within 30 days following the closing of the Offering of up to 15% exists therefore the full amount of the proceeds may increase over this period**
- **Expanded North American shareholder base now includes global resource funds namely Franklin, Tocqueville , Libra and Mackenzie**
- **Existing blue chip shareholder base including M&G Investment, Baker Steel, Capital Research, Fidelity UK, JP Morgan and Legal & General participated in the offering, maintaining their long term support.**
- **Allied Gold positioned to develop its 200,000oz+ production by FY 2012 and 300,000oz+ production by FY 2013**

Allied Gold Limited ("Allied Gold" or the "Company") (TSX:ALG; ASX:ALD; AIM:AGLD) is pleased to announce that it has filed a final short form prospectus in the province of British Columbia, Alberta, Saskatchewan, Manitobo, Ontario, and Nova Scotia in connection with previously announced public offerings.

The Company's growth initiatives and capital raisings into the North American market have created an enhanced investor relevance and has exposed Allied Gold's many existing investment attributes; namely:

- 10 year mine life on the existing oxide production at a rate of 80,000oz p.a
- Combined Resource base of 6.7Moz and 2.1Moz of Reserves
- 400km^2 of exploration pipeline within the Pacific Rim of Fire
- Clear growth profile to become a 300,000oz producer by FY 2013

A 34 Douglas Street, Milton, Queensland 4064 AUSTRALIA T +61 7 3252 5911 F +61 7 3252 3552 E info@alliedgold.com.au
PO Box 2019, Milton, QLD 4064 www.alliedgold.com.au

The recent TSX listing and subsequent investor exposure to the North American and Canadian markets was well supported by investors and is part of a broader Allied Gold strategy to generate greater liquidity in to the stock.

Executive Chairman Mark Caruso said "The recent capital raising is testament of the ongoing support that the cornerstone shareholders in Allied Gold provide which in turn enables Allied Gold certainty in undertaking strategic initiatives. The preservation of the share registers quality ensures stability to not only the Company but to all shareholders who invest Allied Gold as a result."

"Nonetheless when embarking on this capital raising Allied Gold gave its major shareholders an undertaking that it would avoid procuring "hot money" or "hedge fund style investment" out of the Northern hemisphere and we have held true to our word."

"We have invested a number of years in developing a world class share register of the who's who of global resource funds. The preservation of its quality will not be compromised at the expense of raising capital for the sake of it". "Emerging companies are always faced with the temptation to take capital when it's simply available, however ultimately this comes at a greater price down the track."

"It is a testament to the Company's management that they were able to deliver the acquisition of ASG, a TSX listing and complete a capital raising in excess of AUD$150M within a period of 90 days."

The proceeds of the capital raising provide certainty and finalisation to its funding requirements to progress its strategy to becoming a 200,000oz + Producer by FY 2012 and expanding this to 300,000oz+ by FY 2013. Although not required, the Company is also exploring additional financing options that were offered to Australian Solomons Gold Limited ("ASG") by the European Development Bank and the International Finance Corporation. These facilities may be used to accelerate the construction of hydroelectric power initiatives which will substantially increase the Life of Mine operating cash costs.

The first phase of the plan is the development of its PNG Simberi Island Oxide Plant expansion taking existing production from around 80,000oz p.a. to around 100,000oz p.a. A Feasibility Study upgrading the plant from its current 2Mtpa to 3Mtpa has been completed and the expansion development is in the final stages of planning with construction estimated to commence in January 2010. Notwithstanding, the Company has already commenced a series of Debottlenecking and Optimisation initiatives on the existing plant which will be incorporated into the overall expansion.

The second phase of the plan is to accelerate the redevelopment of the Gold Ridge mine located in the Solomon Islands which will add an additional 124,000oz+ to production by approximately FY 2012 for an estimated mine life of 7 years. The Company intends to commence initial pre-development works in January 2010 whilst it reviews the Gold Ridge feasibility study with a view to reducing overall capital costs and optimising the processing route.

Furthermore the Company firmly believes that the Gold Ridge exploration tenure of 130km² has largely been unexplored since the initial discovery which underpinned the development of the project. The Company will be initiating an aggressive exploration program which will include aeromagnetic survey and geophysical testing of targets. This program will commence early in 2010 with the mobilisation of drill rigs to test previously identified targets.

As recently announced by the Company, Allied Gold now owns approximately 96.5% of ASG who owns the Gold Ridge asset as a result of its take-over bid for all of the shares of ASG. As Allied Gold has acquired more than 90% of the issued and outstanding shares of ASG, Allied Gold will undertake a compulsory acquisition under Australian law of the ASG shares owned by any ASG shareholders who do not accept the bid as set out in the bidder's statement / offer and circular of Allied Gold dated September 29, 2009 in respect of the ASG bid.

The third phase is the Sulphide development on Simberi Island which will potentially add a further 100,000oz+ of production which is currently subject to a pre-feasibility study due to be completed by March 2010 which will evolve into a full bankable feasibility study. Based on the continuing success of the Pigiput sulphide drill results the project is envisaged to be developed by FY 2013. Concurrent with the completion of the pre-feasibility study, the Company will also announce an upgraded resource and reserve statement which is underpinned by a 17,000m diamond core drilling program.

The Toronto Stock Exchange has conditionally approved the listing of the ordinary shares to be issued under the Offering, subject to Allied Gold fulfilling all the requirements of the Exchange.

Completion of the Offering is subject to, among other things, normal regulatory approvals and the receipt of approval from Allied Gold's shareholders at a shareholders' meeting scheduled for December 17, 2009 pursuant to the requirements of the Australian Securities Exchange ("ASX"). The Offering is expected to close with shares allotted and funds received on or about December 18, 2009.

The Offering is being conducted on a best efforts basis through a syndicate of agents led by Thomas Weisel Partners Canada Inc. and including Mirabaud Securities LLP, BMO Nesbitt Burns Inc., and CIBC World Markets Inc. (the "Agents").

A copy of the final short form prospectus may be viewed under Allied Gold's SEDAR profile at www.sedar.com, on Allied Gold's web site at www.alliedgold.com.au and on the ASX website at www.asx.com.au under the ASX Code ALD.

The ordinary shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Mark Caruso
Executive Chairman
Allied Gold Limited

For further information, contact:

Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au

Peter Torre
Company Secretary
T: +61 8 9287 4604
E: peter@torrecorporate.com.au